AMENDED

ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

            Listed below are the portfolios of Calvert Variable Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company ("CASC") under the Administrative Services Agreement dated October 8, 1999, as revised January 2, 2001 and October 31, 2003, and which will pay annual fees to CASC pursuant to the Agreement.

1.	Calvert VP Small Cap Growth Portfolio	0.05%
2.	Calvert VP Money Market Portfolio	0.05%
3.	Calvert VP Mid Cap Value Portfolio	0.05%
4.	Calvert VP SRI Strategic Portfolio	0.05%

Effective:  April 30, 2010

CALVERT VARIABLE SERIES, INC.

By: /s/ William M. Tartikoff
William M. Tartikoff, Esq.
Vice President and Secretary

CALVERT ADMINISTRATIVE SERVICES COMPANY

By: /s/ Ronald M. Wolfsheimer
Ronald M. Wolfsheimer
Chief Financial and Administrative Officer
and Senior Vice President